UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
(Amendment No. 4)*

Atlassian Corporation Plc

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

G06242104

(CUSIP Number)

December 31, 2019

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G06242104
1		NAME OF REPORTING PERSONS I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS Scott Farquhar
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 60,503,367 (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 60,503,367 (1)(2)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,503,367 (1)(2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 32.94% (2)(3)(4)
12		TYPE OF REPORTING PERSON IN

(1)
Represents 6,054,877 Class B ordinary shares held by Scott Farquhar and 54,448,490 Class B ordinary shares held by Skip Enterprises Pty Limited as trustee of the Farquhar Family Trust. The reporting person has sole voting power and sole dispositive power with respect to these shares.

(2)
Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer's Articles of Association. In addition, each Class B ordinary share will automatically convert into one Class A ordinary share upon any transfer, except for certain permitted transfers described in the Issuer's Articles of Association.

(3)
The percent of class was calculated based on 123,182,188 Class A ordinary shares outstanding as of December 31, 2019, as reported by the Issuer to the reporting person, plus 60,503,367 Class B ordinary shares beneficially owned by the reporting person, which are treated as converted into Class A ordinary shares only for the purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B ordinary shares.

(4)
There were 123,182,188 Class A ordinary shares and 122,244,735 Class B ordinary shares outstanding as of December 31, 2019, as reported by the Issuer to the reporting person, including the 60,503,367 Class B ordinary shares beneficially owned by the reporting person. The 60,503,367 Class B ordinary shares held by the reporting person represent approximately 44.96% of the aggregate combined voting power of the Class A ordinary shares and Class B ordinary shares.

Item 1

(a)	Name of Issuer:
Atlassian Corporation Plc

(b)	Address of Issuer’s Principal Executive Offices:
Exchange House, Primrose Street, London EC2A 2EG, c/o Herbert Smith Freehills LLP
Item 2

(a)	Name of Person Filing:
Scott Farquhar

(b)	Address of Principal Business Office or, if None, Residence:
Exchange House, Primrose Street, London EC2A 2EG, c/o Herbert Smith Freehills LLP

(c)	Citizenship:
Australia

(d)	Title of Class of Securities:
Class A ordinary shares

(e)	CUSIP Number:
G06242104

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4    Ownership.
(a) and (b)
Amount Beneficially Owned and Percent of Class:
60,503,367 Class B ordinary shares, representing 6,054,877 shares held of record by Scott Farquhar and 54,448,490 shares held of record by Skip Enterprises Pty Limited as trustee of the Farquhar Family Trust, which when such shares are treated as converted into Class A ordinary shares only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represent approximately 32.94% of the outstanding Class A ordinary shares. The percentage reported does not reflect the ten for one voting power of the Class B ordinary shares. The percent of class was calculated based on 123,182,188 Class A ordinary shares outstanding as of December 31, 2019, plus 60,503,367 Class B ordinary shares beneficially owned by the reporting person. There were 123,182,188 Class A ordinary shares and 122,244,735 Class B ordinary shares outstanding as of December 31, 2019. The 60,503,367 Class B ordinary shares held by the reporting person represent approximately 44.96% of the aggregate combined voting power of the Class A ordinary shares and Class B ordinary shares.
(c)    Number of shares as to which the person has:
(i)    Sole power to vote or direct the vote: 60,503,367
(ii)    Shared power to vote or to direct the vote: 0
(iii)    Sole power to dispose or to direct the disposition of: 60,503,367
(iv)    Shared power to dispose or to direct the disposition of: 0
Item 5    Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6    Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8    Identification and Classification of Members of the Group.
Not applicable.
Item 9    Notice of Dissolution of Group.
Not applicable.
Item 10    Certifications.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020

By: /s/ Stuart Fagin
Stuart Fagin
Attorney in Fact for Scott Farquhar

EXHIBIT A

LIMITED POWER OF ATTORNEY

The undersigned hereby constitutes and appoints each of Erika Fisher, James Beer, and Stuart Fagin, signing singly, and with full power of substitution, the undersigned's true and lawful attorney-in-fact to:

(1)    execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Atlassian Corporation Plc (the “Company”), from time to time the following U.S. Securities and Exchange Commission (“SEC”) forms and schedules: (i) Form ID, including any attached documents, to effect the assignment of codes to the undersigned to be used in the transmission of information to the SEC using the EDGAR System; (ii) Schedule 13D and Schedule 13G in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, and the rules thereunder, including any attached documents; and (iii) amendments of each thereof, in accordance with the Securities Exchange Act of 1934, as amended, and the rules thereunder, including any attached documents;

(2)    do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form ID, Schedule 13D, Schedule 13G or any amendment(s) thereto, and timely file such form(s) with the SEC and any securities exchange, national association or similar authority; and

(3)    take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact, acting singly, full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 13 or Regulation 13D-G of the Securities Exchange Act of 1934, as amended. The undersigned hereby agrees to indemnify the attorneys-in-fact and the Company from and against any demand, damage, loss, cost or expense arising from any false or misleading information provided by the undersigned to the attorneys-in-fact.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file such forms with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact. This Power of Attorney supersedes any prior power of attorney in connection with the undersigned’s capacity as an officer and/or director of the Company. This Power of Attorney shall expire as to any individual attorney-in-fact if such attorney-in-fact ceases to be an executive officer of, or legal counsel to the Company.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of February 12, 2020.

/s/ Scott Farquhar
Scott Farquhar